SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W108

(CUSIP Number)

Charles A. Phillips
35 Swamp Creek Road
Erwina, PA 18920
610-294-8179

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No:	74345W108

1.	NAME OF REPORTING PERSON:

Charles A. Phillips

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER	1,013,377
SHARES BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY EACH	9.	SOLE DISPOSITIVE POWER	1,013,377
REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,377

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

 Item 1.    Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0005 per share (“Common Stock”), of ProPhase Labs, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located, 621 N. Shady Retreat Road, Doylestown, Pennsylvania 18901.

This Schedule 13D is being filed by the Reporting Person (as defined in Item 2 below) as a result of the Reporting Person’s exercise of certain available stock options from the Issuer and the subsequent sale of the underlying Common Stock from March 23, 2010 through June 1, 2010 (the “Shares”) pursuant to the 1997 Stock Option Plan approved by shareholders.

Item 2.    Identity and Background.

(a)	This Schedule 13D is being filed by Charles A. Phillips, an individual owning more than 5% of the Issuers outstanding Common Stock (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 35 Swamp Creek Road, Erwina, PA 18920.

(c)	Not applicable.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

Item 3.    Source and Amount of Funds or Other Consideration.

The source of funds was the personal funds of the Reporting Person.

Item 4.    Purpose of Transaction.

This Schedule 13D is being filed by the Reporting Person as a result of the Reporting Person’s exercise of certain available stock options from the Issuer and the subsequent sale of the underlying Common Stock from March 23, 2010 through June 1, 2010 (the “Shares”) pursuant to the 1997 Stock Option Plan approved by shareholders.

 Item 5.    Interest in Securities of the Issuer.

(a)	The Reporting Person may be deemed to beneficially own 1,013,377 shares of Common Stock. Such ownership represents 6.9% of the issued and outstanding shares of the Issuer.

(b)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 1,013,377

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,013,377

(iv)	shared power to dispose or direct the disposition of: 0

(c)
The Reporting person exercised an aggregate of 130,000 options to acquire Common Stock in the Issuer (the “Acquired Shares”) at an average exercise price of $1.019 per share during the period March 23, 2010 through June 1, 2010.  Contemporaneously with the exercise of the stock option, the Reporting person sold the Acquired Shares in the open market as follows:

Reporting Person	Trading Period	Shares Sold	Price/Share
Charles A. Phillips	3/23/2010 to 3/31/2010	19,700	$1.94
	4/01/2010 to 4/15/2010	50,954	$1.96
	4/16/2010 to 4/26/2010	14,291	$1.96
	5/06/2010 to 5/17/2010	10,343	$1.67
	6/01/2010 to 6/01/2010	34,712	$1.45

(d)-(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Charles A. Phillips

Dated: December 7, 2010	By:	/s/ Charles A. Phillips
Name: Charles A. Phillips